UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For June 7, 2022

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

LOSS-OF-LIFE INCIDENT AT KUSASALETHU

Johannesburg, Tuesday, 7 June 2022. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that one of its employees tragically lost their life following an engineering-related incident yesterday afternoon, at its Kusasalethu mine, near Carletonville, in the Gauteng province.

“Our heartfelt condolences go out to those impacted by this loss-of-life. We are deeply saddened and very concerned by the frequency of incidents, particularly at this mine – it is unacceptable. A safety day was held at Kusasalethu today, where everyone – including the unions – reinforced safety messages and emphasised the importance of our safety and accountability values. Our priority at this stage is to support the families, colleagues and friends impacted by this tragedy and to conduct a comprehensive investigation into the reason for yet another incident,” said Peter Steenkamp, chief executive officer of Harmony.

The relevant authorities have been informed and an investigation into the incident is currently underway.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

7 June 2022

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: June 7, 2022	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director